SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the Month of December 09, 2004

                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.








The company has received the following notification:

AMVESCAP PLC
30 Finsbury Square
London, EC2A 1AG
Telephone 020 7638 0731
Facsimile: 020 7065 3962

9th December 2004

The Company Secretary
Marconi Corporation PLC
34 Grosvenor Square
London
W1K 2HD


Dear Sir

Section 198 Companies Act 1985 ("THE ACT")

We write in accordance with the above Act to advise you that, following the purchase of 500,000 Ordinary Shares on 6th December 2004, INVESCO Perpetual UK Investment Series (UK ICVC) is the beneficial owner of 21,020,868 Ordinary 25p Shares in your Company, representing 10.09%*. The shares are registered in the name of Vidacos Nominees Limited.

This notification is given by AMESCAP as agent for the ICVC named above.


Yours faithfully,



For and on behalf of
AMVESCAP PLC

* Based on an issued share capital of 208,198,036


(Please note that our holding for SAR purposes is 31,533,193 (15.15%) - copy attached)


                                                                      FORM SAR 3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel.
A copy must also be sent to the company the shares of which are acquired.



                                              Date of disclosure 9 December 2004



                 DISCLOSURE UNDER RULE 3 OF THE RUELS GOVERNING

                  SUBSTANTIAL ACQUISITIONS OF SAHRES ("SARs")



Date of acquisition.. 8 December 2004


Acquisition in (name of company) MARCONI CORPORATION PLC

(1)    Class of voting shares      Number of shares/rights   If rights over
       eg ordinary shares          over shares acquired      shares acquired,
                                                             as opposed to the
                                                             shares themselves,
                                                             specify nature of
                                                             rights

       ORDINARY 25P                620,000 shares            -

                                       N/A rights            -


(2)    Resultant total             Resultant total holding   Total percentage
       holding of voting           of rights over shares
       shares (and % of            (and % of total voting
       total voting shares         shares in issue)
       in issue)

       31,353,193 (15.15%)         -                         31,553,193 (15.15%)

(3)    Party making disclosure..... AMVESCAP PLC......

(4)    (a) Name of person acquiring shares or rights over shares

           DISCRETIONARY MANAGED CLIENTS OF AMVESCAP

       and, if different, beneficial owner.

       (b) Names of any other persons acting by agreement or understanding (see SAR 5)


Signed, for and on behalf of the party named in (3) above.... R CLYDE....

(Also print name of signatory)... ROBERT CLYDE...

Telephone and extension number.... 020 7065 3720

Note. Under SAR 5, the holdings of and acquisitions by persons acting by agreement or understanding must be aggregated and treated as a holding of or acquisition by one person. Note 3 on SAR 5 requires persons who must aggregate holdings to disclose certain disposals

For full details of the SARs disclosure requirements, see Rules 3 and 5 of the SARs. If in doubt, contact the Panel on Takeovers and Mergers.
Monitoring Section. Tel No. 020 7638 0129
Email. monitoring@disclosure.org.uk



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 09 December 2004